Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224538-01

August 13, 2019

Duke Realty Limited Partnership

Pricing Term Sheet

$175,000,000 3.375% Senior Notes due 2027

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated August 13, 2019 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

3.375% Senior Notes due 2027

Issuer:	Duke Realty Limited Partnership

Expected Ratings (Moody’s/S&P)*:	Baa1 / BBB+

Title of Security:	3.375% Senior Notes due 2027

Ranking:	Senior unsecured notes

Principal Amount:	$175,000,000 (the notes will be part of the same series as the $300,000,000 aggregate principal amount of the Issuer’s 3.375% Senior Notes due 2027, which were originally issued on December 12, 2017)

Gross Proceeds:	$182,283,500

Net Proceeds (before expenses):	$181,189,750

Maturity Date:	December 15, 2027

Coupon:	3.375%

Public Offering Price:	104.162% of the principal amount, plus accrued interest in the amount of $1,000,781.25 in the aggregate from June 15, 2019 up to, but not including, August 16, 2019

Yield to Maturity:	2.796%

Benchmark Treasury:	1.625% due August 15, 2029

Spread to Benchmark Treasury:	+112.5 basis points

Benchmark Treasury Price / Yield:	99-18+ / 1.671%

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2019

Optional Redemption:	Prior to September 15, 2027 at the Make-Whole Amount of Treasury plus 20 bps. On or after September 15, 2027 the notes will not include a Make-Whole Amount

Trade Date:	August 13, 2019

Settlement Date:	T+3; August 16, 2019

Distribution:	SEC registered

CUSIP:	26441Y BA4

ISIN:	US26441YBA47

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

PNC Capital Markets LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Samuel A. Ramirez & Company, Inc.

Use of Proceeds:	The company will use the net proceeds from the offering to repay borrowings under its unsecured senior line of credit and for general corporate purposes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities LLC	1-212-834-4533 (collect call)

Citigroup Global Markets Inc.	1-800-831-9146 (toll free)

U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll free)

Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

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